UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GROWLIFE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

Title of Class of Securities

39985X104

(CUSIP Number)

Sterling C. Scott

2315 Georgia Village Way

Silver Spring, MD 20902

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39985X104		13D/A	Amendment No. 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sterling C. Scott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United State of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,987,950 (1)(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 49,987,950 (1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,987,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (1)(2)

12.	Type of Reporting Person (See Instructions) IN

Footnotes:

(1) Excludes the Note, the Jordan Note, and the Andrew Note (as defined below). On 09-10-2014, Sterling Scott (“Sterling”) sold his entire interest in that certain 6% Senior Secured Convertible Note (“Note”) to Jordan Wedam Scott (“Jordan”) and Andrew J. Gentile (“Andrew”) in a private transaction for $413,680, which Note was originally issued by GrowLife, Inc. (“Company”) to Sterling on 04-05-2012. As of 09-10-2014, the Note and all accrued and unpaid interest on the Note was convertible into 68,247,565 shares of Company common stock. Jordan is Sterling’s independent adult son. As a result of that sale, the Note was split up so that in its place the Company issued to (i) Jordan a new 6% Senior Secured Convertible Note in the principal amount of $263,680 with the original issue date of 03-16-2013, amended 09-10-2014 (“Jordan Note”), and (ii) Andrew a new 6% Senior Secured Convertible Note in the principal amount of $150,000 with the original issue date of 03-16-2013, amended 09-10-2014 (“Andrew Note”). As a result of that transaction, Sterling holds -0- derivate securities in the Company.

(2)  Following the transaction, Sterling Scott still beneficially owns 49,987,950 shares of common stock, of which Sterling Scott’s wife owns 2,987,432 shares, representing 5.3% of the outstanding stock of the Company.

This Schedule 13 D/A Amendment No. 6 (this “Schedule 13 D/A”) amends the following sections of the Schedule 13D and Amendment Nos. 1, 2, 3, 4 and 5 on Schedule 13 D/A filed with the Securities and Exchange Commission on October 23, 2012, July 3, 2014, September 12, 2014, and October 16, 2014 respectively (collectively, “Schedule 13 D”).

Item 2.  Identity and Background.

This Schedule 13 D/A is being filed by Sterling C. Scott, a citizen of the United States of America (the “Reporting Person”.  The Reporting Person formerly served as a director and Chief Executive Officer of GrowLife, Inc. (the “Company”).  The Reporting Person’s business address is 2315 Georgia Village Way, Silver Spring, Maryland 20902.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of Schedule 13 D is supplemented and amended by the information below.

Excludes the Note, the Jordan Note, and the Andrew Note (as defined below). On 09-10-2014, Sterling Scott (“Sterling”) sold his entire interest in that certain 6% Senior Secured Convertible Note (“Note”) to Jordan Wedam Scott (“Jordan”) and Andrew J. Gentile (“Andrew”) in a private transaction for $413,680, which Note was originally issued by GrowLife, Inc. (“Company”) to Sterling on 04-05-2012. As of 09-10-2014, the Note and all accrued and unpaid interest on the Note was convertible into 68,247,565 shares of Company common stock. Jordan is Sterling’s independent adult son. As a result of that sale, the Note was split up so that in its place the Company issued to (i) Jordan a new 6% Senior Secured Convertible Note in the principal amount of $263,680 with the original issue date of 03-16-2013, amended 09-10-2014 (“Jordan Note”), and (ii) Andrew a new 6% Senior Secured Convertible Note in the principal amount of $150,000 with the original issue date of 03-16-2013, amended 09-10-2014 (“Andrew Note”). As a result of that transaction, Sterling holds -0- derivate securities in the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2014

/s/ Sterling C. Scott

Sterling C. Scott